

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2019

Shawn J. Lindquist
Chief Legal Officer
APX Group Holdings, Inc.
4931 North 300 West
Provo, Utah 84604

> **Re: APX Group Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 13, 2019**
> **File No. 333-232103**

Dear Mr. Lindquist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications